UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BARNES GROUP INC.
(Name of Registrant as Specified In Its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-4801	06-0247840
(Commission File Number)	(I.R.S. Employer Identification No.)

123 Main Street, Bristol, Connecticut	06010
(Address of principal executive offices)	(Zip Code)

Julie Wade - (860) 583-7070
Registrant's telephone number, including area code

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

A copy of Barnes Group Inc.’s Conflict Minerals Report for the year ended December 31, 2017 is filed as Exhibit 1.01 and is publicly available at http://ir.barnesgroupinc.com/investor-relations/financial-reports/sec-filings/default.aspx.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BARNES GROUP INC.
(Registrant)

By:	/s/ Peter Gutermann	May 31, 2018
	Peter Gutermann	(Date)
Senior Vice President, General
Counsel and Secretary